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                            October 31, 2023

       Bert Glover
       Chief Executive Officer
       Agriculture & Natural Solutions Acquisition Corporation
       712 Fifth Avenue, 36th Floor
       New York, NY 10019

                                                        Re: Agriculture &
Natural Solutions Acquisition Corporation
                                                            Registration
Statement on Form S-1
                                                            Filed October 24,
2023
                                                            File No. 333-275150

       Dear Bert Glover:

                                                        We have reviewed your
registration statement and have the following comment(s).

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Registration Statement on Form S-1 filed October 24, 2023

       Summary
       Our Company, page 3

   1. On pages 4-5 where you discuss the prior SPAC/de-SPAC experience of Riverstone, and elsewhere as
appropriate, please disclose the current trading price of each post-
                                                        combination publicly
listed entity's common stock (and American Depositary Shares, where applicable).
   2. On page 4 where you discuss Hyzon Motors Inc., please disclose that certain members of your management team
and board of directors have been named as defendants in several civil lawsuits relating
to the July 2021 merger between Decarbonization Plus Acquisition
                                                        Corporation and Hyzon.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Bert Glover
Agriculture & Natural Solutions Acquisition Corporation
October 31, 2023
Page 2

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Eric McPhee at 202-551-3693 or Wilson Lee at 202-551-3468 if you have questions regarding comments on the financial statements and related matters. Please contact
Benjamin Holt at 202-551-6614 or Jeffrey Gabor at 202-551-2544 with any other questions.



                                                           Sincerely,
FirstName LastNameBert Glover
                                                       Division of Corporation
Finance
Comapany NameAgriculture & Natural Solutions Acquisition Corporation
                                                       Office of Real Estate &
Construction
October 31, 2023 Page 2
cc:       Stancell Haigwood
FirstName LastName